Exhibit 99.1

NEWS RELEASE

Fortuna updates Mineral Reserves and Mineral Resources for the Séguéla Mine, Côte d'Ivoire

Vancouver, December 10, 2024 - Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce updated Mineral Reserves and Mineral Resources at its Séguéla Mine with the discovery of over 500,000 gold ounces of new Inferred Resources.

Jorge A. Ganoza, President and CEO, commented, “Our exploration programs in 2024 have successfully grown our Inferred Resources to 677,000 gold ounces, including the contribution of four new mineral deposits.” Mr. Ganoza added, “These new resources come from a growing pipeline of deposits that are planned for further expansion and definition drilling in 2025 as we look for opportunities to replace annual production related depletion and expand reserves."

Updated Mineral Reserve and Mineral Resources highlights

•	Proven and Probable Mineral Reserves are reported containing 1.0 Moz Au.
•	Measured and Indicated Resources exclusive of Mineral Reserves are reported containing 396,000 oz Au.
•	Inferred Mineral Resources are reported containing 677,000 oz Au which includes maiden Inferred Resources containing 294,000 oz for Kingfisher and 61,000 oz for Badior, as well as an additional 141,000 oz Au of underground Inferred Resource at the Sunbird deposit.
•	Primary drivers for changes in Mineral Reserves and Mineral Resources are production related depletion and the addition of new Inferred Resources as a result of the ongoing exploration drilling activities. For the full year 2024, the Séguéla Mine is expected to produce at the upper range of 126,000 to 138,000 gold ounces.

Paul Weedon, Senior Vice President, Exploration, commented, "The Kingfisher deposit has emerged as an important discovery which remains open along strike and at depth, providing excellent potential for additional growth." Mr. Weedon concluded, "There remains a host of further exploration targets ranked for priority drill testing as we continue to explore the ultimate potential scale of our property package of 62,000 hectares."

Fortuna estimates the Kingfisher deposit contains an Inferred Mineral Resource of 4.0 Mt at an average grade of 2.29 g/t Au containing 294,000 gold ounces, and the Badior deposit contains an Inferred Mineral Resource of 470,000 tonnes at an average grade of 4.05 g/t Au containing 61,000 gold ounces. The updated Inferred Mineral Resource will not materially change the existing Mineral Resource estimate at the Séguéla Mine.

Mineral Reserves

Proven and Probable
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Stockpile	Proven	692	1.50	33
Open Pit
Antenna	Probable	2,523	2.39	194
Koula	Probable	1,114	6.26	224
Ancien	Probable	1,604	4.09	211
Agouti	Probable	796	2.56	65
Boulder	Probable	578	1.94	36
Sunbird	Probable	2,060	3.82	253
Total	Probable	9,366	3.38	1,016

Mineral Resources

Measured and Indicated
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Indicated	759	1.57	38
Koula	Indicated	27	6.91	6
Ancien	Indicated	58	4.86	9
Agouti	Indicated	189	2.15	13
Boulder	Indicated	294	1.50	14
Sunbird	Indicated	176	2.99	17
OP Combined	Indicated	1,503	2.02	98
Underground (UG)
Koula	Indicated	100	7.89	25
Ancien	Indicated	390	4.67	59
Sunbird	Indicated	1,440	4.63	214
UG Combined	Indicated	1,930	4.81	298
Total	Indicated	3,433	3.59	396

Inferred
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Inferred	780	2.08	52
Koula	Inferred	10	2.23	1
Ancien	Inferred	20	1.16	1
Agouti	Inferred	40	1.62	2
Sunbird	Inferred	10	0.95	0
Badior	Inferred	470	4.05	61
Gabbro North	Inferred	190	1.67	10
Kestrel	Inferred	60	1.75	3
Kingfisher	Inferred	4,000	2.29	294
OP Combined	Inferred	5,580	2.37	425
Underground (UG)
Koula	Inferred	310	5.00	49
Ancien	Inferred	80	5.05	13
Sunbird	Inferred	1,290	4.58	190
UG Combined	Inferred	1,680	4.67	252
Total	Inferred	7,260	2.90	677

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.

2.	Mineral Resources are exclusive of Mineral Reserves.

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.

5.	Mineral Resources and Mineral Reserves are reported as of October 31, 2024.

6.	Mineral Reserves are reported on a 100 percent ownership basis at an incremental gold grade cut-off of 0.75 g/t Au for Antenna, 0.80 g/t Au for Agouti, 0.78 g/t Au for Boulder, 0.78 g/t Au for Koula, 0.84 g/t Au for Ancien, and 0.81 g/t Au for Sunbird deposits based on a gold price of $1,880/ounce, metallurgical recovery rates of 94 percent, surface mining costs ranging between $3.76/t to $4.28/t, processing cost of $17.87/t and G&A cost of $14.45/t, and only Proven and Probable categories reported within the final pit designs. The Mineral Reserves pit design for Antenna, Ancien, and Koula were based on inter-ramp angles of 30.6° to 38.3° for oxide material, 42.9° for transitional material, and 59.6° for fresh material. Agouti and Boulder pits were designed with the inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh material. The Sunbird pit was designed with inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. The Mineral Reserves are reported with modifying factors of mining dilution and mining recovery represented by regularizing the block models to an appropriate selective mining unit (SMU) block size. Mineral Resources for Séguéla are reported at a cut-off grade of 0.65 g/t Au for Antenna and Kestrel, 0.70 g/t Au for Agouti, Boulder, Koula, Sunbird and Kingfisher, and 0.75 g/t Au for Ancien, Badior and Gabbro North based on an assumed gold price of $2,160/oz and constrained within preliminary pit shells. Underground Mineral Resources are reported inside MSO shapes at a gold cut-off grade of 2.4 g/t Au based on sublevel stoping mining method. The Séguéla Mine is subject to a 10 percent carried interest held by the State of Cote d'Ivoire. All dollar amounts refer to United States dollars.

7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Mining Corp.

8.	N/A = Not applicable.

9.	Totals may not add due to rounding.

As of October 31, 2024, the Séguéla Mine has Proven and Probable Mineral Reserves of 9.4 Mt containing 1.0 Moz Au, in addition to Indicated Resources of 3.4 Mt containing 396,000 oz Au and Inferred Resources of 7.3 Mt containing 677,000 oz Au.

From December 31, 2023 to October 31, 2024, Mineral Reserve tonnes decreased by 20 percent, while gold grade increased by 11 percent to 3.38 g/t Au and contained gold ounces decreased by 12 percent. Changes are due to mining related depletion of 123,000 oz Au, pit optimization and increases to the reporting cut-off grade due to higher processing and service costs resulting in a decrease of 53,000 oz Au, adjustments related to the identification of historical artisanal activities at the Ancien deposit resulting in a decrease of 17,000 oz Au, offset by an increase of 55,000 oz Au in relation to grade control drilling conducted at the Antenna, Koula, and Ancien deposits, as well as exploration drilling at Sunbird.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, increased 4 percent, or 15,000 oz Au in relation to minor adjustments in the geologic interpretation and reporting cut-off grades.

Inferred Resources tonnes increased by 137 percent to 7.3 Mt, while gold grade increased by 16 percent to 2.90 g/t Au, and contained gold ounces increased by 176 percent to 677,000 oz Au. The change is due to the maiden estimates of the Kingfisher, Badior, Gabbro North, and Kestrel deposits adding 368,000 oz Au, an extension of the underground resources at the Sunbird deposit adding 141,000 oz Au, and adjustments to pit shells and an increase in reporting cut-off grades, resulting in a decrease of 71,000 oz Au.

Deposit geology and drilling

The Kingfisher deposit is located approximately 1 kilometer to the east of the previously reported Sunbird deposit, with the Kestrel deposit located just 250 meters to the south of the currently mined Antenna pit. Badior is located approximately 7 kilometers to the north of the processing plant and the Gabbro North deposit is located 2.5 kilometers to the southeast of Badior, approximately 6 kilometers from the plant (refer to Figure 1). Kingfisher is hosted in a set of quartz veins along a moderately sheared contact between a series of basalt-dolerite units, which also hosts the Boulder and Agouti deposits located 1 and 3 kilometers, respectively, to the north, with a steep easterly dip consistent with the majority of the other deposits at Séguéla. Kestral is hosted in a series of steep easterly dipping quartz veins within an intercalated basalt-dolerite sequence associated within the locally named Koula-Ancien basalt package. Badior appears to be hosted in steeply dipping quartz veins close to the contact of a series of volcanoclastics to the west and the Koula-Ancien basalt package to the east. Gabbro North is hosted in the East Domain, a thick sequence of pillow basalts and minor mafic volcanoclastics, within steeply dipping quartz veins. Structural deformation is variable across all of the units with the mineralization and quartz veining usually associated with the development of mylonitic zones.

The maiden Inferred Mineral Resource estimates were prepared using diamond and reserve circulation (RC) drillholes comprising 168 holes totaling 23,628 meters for Kingfisher, 68 holes totaling 8,285 meters for Badior, 78 holes totaling 9,320 meters for Gabbro North, and 42 holes totaling 4,879 meters for Kestrel, all drilled by Fortuna since 2021. Kingfisher mineralization has been drilled over a strike length of 2 kilometers to a depth of 250 meters along 50-meter centers. Badior, Gabbro North and Kestrel mineralization has been defined over strike lengths of 300, 500, and 150 meters, respectively, and to depths of 150 meters along 25-meter centers.

All RC drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Fortuna-controlled core yard.

All diamond drill holes were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company's core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All RC and diamond core samples were shipped to ALS Laboratories preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS's facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates, and standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Figure 1: Séguéla Mine deposit locations

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
PROCESSING PLANT
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
0
2.5
5km
FOLLY
Date: December, 2024
Fortuna Mining

Mineral Resource estimation

The maiden Mineral Resource estimates for Badior, Gabbro North, and Kestrel were prepared using data with an effective cut-off date of June 30, 2024, with the Kingfisher deposit prepared using data with an effective date of October 20, 2024. Three-dimensional wireframes were generated from the host lithologies, including the weathering profile and alluvial cover, as well as mineralized envelopes based on a nominal cut-off grade from 0.2 to 0.3 g/t Au.

Collar locations at Badior, Gabbro North and Kestrel were surveyed using hand-held GPS with elevations draped on to the topographic surface wireframe. The uncertainty in the accuracy of collar locations meant these deposits were classified as Inferred Resources despite data density being sufficient for a higher classification. All collars are in the process of being resurveyed to improve confidence in their location. Collars at the Kingfisher deposit were surveyed by differential GPS using Total Station methodology.

Wireframes for each mineralized envelope were used to select and flag drillhole samples. Samples were preferentially sampled at 1-meter intervals regardless of drilling technique. Consequently, all input data was composited to 1 meter.

Composites for each mineralized domain were reviewed separately and in conjunction with log probability plots, histograms and box and whisker plots, with no clear evidence for multiple discrete grade populations. All data was collectively treated as a single statistical domain for the purposes of geostatistical analysis.

Input composite data for each individual domain were assessed for the existence of outliers. Top cut grade capping was applied on a semi-quantitative basis per-domain, based on the histograms, log probability and mean/variance plots for each domain.

Experimental semi-variogram were generated for the collective input data from all domains at each deposit and where sufficient data was available semi-variograms were modeled to establish grade continuity and assist in guiding estimation and search parameters used in the estimation of gold grades.

A block model was built to encompass the mineralization in its entirety for each deposit. The block model was aligned with the national grid utilizing the same UTM coordinate system as the input data with consideration of the likely selective mining unit used to define block size.

The wireframes defining mineralized domains were used as hard boundaries in the grade interpolation. Only grades inside each mineralized wireframe were used to interpolate the blocks inside the same wireframe. Ordinary kriging (OK) or inverse power of distance (IPD) was selected for grade interpolation in the mineralized domains depending on data density. It is considered by the Qualified Person to be appropriate for this style of deposit.

All estimates were performed on a parent block basis. Search parameters for estimation were determined based on Kriging Neighborhood Analysis (KNA). Single block KNA within a well-informed portion of the deposit was utilized. An oriented ellipsoid search was used to select data for interpolation. Search ellipsoid orientations were based on orientations derived from variogram analysis. A two-pass expanding search was used to complete the estimation for gold within the individual mineralization objects, based on the variogram ranges.

Fixed bulk density values were assigned to individual lithologies based on more than 1,000 water immersion measurements of drill core taken from across the Séguéla property.

Validation of the block models was undertaken using a variety of methods, including checks for un-estimated mineralization blocks, incorrect or absent assignation of density values, and mineralized blocks or blocks with density values above topography.

Following these checks, swath plots were generated along the three principal axes to assess the representativity of estimated grade profiles in comparison to the input composite grades. Swath plots were generated on a per-mineralization solid basis. Swath plots and log-probability plots indicate a suitable level of adherence of the estimated grades to the expected values observed within the input composite data.

Ongoing exploration program

Drill activities remain ongoing across the Séguéla property. This work is targeting extensions down dip and along strike at the Kingfisher and Sunbird deposits from the currently modeled Inferred Mineral Resource and infilling areas of lower density of drilling within the currently modeled Inferred Mineral Resource.

Following on from the receipt of all data associated with the drilling campaign, the Kingfisher and Sunbird Inferred Mineral Resource estimate will be updated, with a view to potentially upgrading portions of the Inferred Mineral Resource to higher confidence classifications, and better define the extents of the mineralization, which currently remains open at depth and along strike.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the advanced exploration pre-development stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, Mineral Resource and Reserve estimates; the Company's plans regarding the mill at the Séguéla Mine; the Company’s expectation regarding gold production at the Séguéla Mine for the full year 2024; statements regarding the potential for additional growth at the Kingfisher deposit; the Company’s plans to conduct further exploration programs at Séguéla; statements regarding updating the Inferred Mineral Resource estimates at the Kingfisher and Sunbird deposits with a view to potentially upgrading portions of the Inferred Mineral Resource to higher classifications the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", "expected", "anticipated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna's mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be conducted in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company's production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that all required approvals and permits will be obtained for the Company's business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.